David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

November 15, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	Stitch Fix, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 6, 2017
File No. 333-221014

Dear Ms. Ransom:

On behalf of Stitch Fix, Inc. (“Stitch Fix” or the “Company”), we are supplementally submitting this letter and the following information in response to a letter, dated November 9, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on November 6, 2017 (the “Amended Registration Statement”). We are also sending a copy of this letter to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Dilution, page 42

1.	We reviewed your response to comment 1. Please provide us with your basis for including deferred tax assets in pro forma net tangible book value.

In response to the Staff’s comment, the Company notes that there are no authoritative guidelines for defining how net tangible book value is computed. However, in determining whether it would include or exclude deferred taxes in its pro forma net tangible book value calculation, the Company considered the nature of such deferred taxes. As of July 29, 2017, the Company had approximately $20 million of net deferred tax assets. As disclosed in footnote 10 of the Company’s consolidated financial statements, such deferred taxes are primarily associated with inventory reserves and uniform capitalization (UNICAP), deferred rent accruals and reserves, and depreciation and amortization. The Company believes that it is consistent to include deferred taxes in its calculation of pro forma tangible book value as it considers the underlying items to be tangible assets and liabilities which are also included in such calculation.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000   f: (415) 693-2222  cooley.com

U.S. Securities and Exchange Commission

November 15, 2017

Page Two

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Please contact me at (415) 693-2177 or Jodie Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp

David Peinsipp

Cooley LLP

cc:	Katrina Lake, Stitch Fix, Inc.
Paul Yee, Stitch Fix, Inc.
Scott Darling, Stitch Fix, Inc.
Casey O’Connor, Stitch Fix, Inc.
Jodie Bourdet, Cooley LLP
Siana Lowrey, Cooley LLP
Katharine Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000   f: (415) 693-2222   cooley.com